

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

<u>Via E-mail</u>
Heath B. Clarke
Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

      Re: Local Corporation
              Form 10-K for the fiscal year ended December 31, 2011
              Filed March 15, 2012
              File No. 001-34197

Dear Mr. Clarke:

      We have reviewed your letter dated November 20, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 2, 2012.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Risk Factors, page 17</u>

1.   Your response to prior comment 1 indicates that you have determined that no accrual and/or disclosure of a reasonable possible range of losses are required under ASC 450-20-50 as the degree of probability of an unfavorable outcome is remote. Your disclosure does not provide this conclusion to an investor. That is, an investor cannot distinguish how you assessed the outcome under ASC 450-20-50. In future filings, please revise your risk factor disclosure to indicate that you believe that an unfavorable outcome is considered remote.

Consolidated Financial Statements

Note 10. Commitments and Contingencies

Legal Proceedings, page F-29

2.   In future filings, please revise your legal proceedings disclosure to use terms consistent with those in ASC 450. That is, you should clearly indicate that the likelihood of any unfavorable outcome to this matter is considered remote.

You may contact Amanda Kim at (202) 551-3241 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief